June 24, 2025

Mitsuharu Yazawa
Chief Financial Officer
LEIFRAS Co., Ltd.
Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan

       Re: LEIFRAS Co., Ltd.
           Amendment No. 5 to Registration Statement on Form F-1
           Filed June 13, 2025
           File No. 333-283712
Dear Mitsuharu Yazawa:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 27, 2025 letter.

Amendment No. 5 to Registration Statement on Form F-1
Dilution, page 42

1. We note your response to prior comment 2. Your historical net tangible book value per ordinary share should represent the amount of your total consolidated assets, minus the amount of goodwill, intangible assets, net, "deferred initial public offering costs" and total consolidated liabilities, divided by the total number of ordinary shares outstanding as of December 31, 2024. In our recalculation we get a historical net tangible book value per share of $0.21 which equals total shareholders equity of
       $6,614,065 less goodwill, intangible assets and deferred initial public offering costs
       (collectively totaling $1,428,050) divided by 24,910,619 shares.
 June 24, 2025
Page 2
2. We note your response to prior comment 3. Please revise your calculations in accordance with our dilution comment above.

       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Ying Li